Change to the Board of Directors
On January 25, 2010, the board of directors (the “Board”) of China Technology Development Group Corporation (the “Company”) approved the resignation of Mr. Li Kang as Executive Director and Chief Investment Officer of the Company and appointed Mr. Guo Tairan, Chief Business Development Officer and Vice President of the Company, as Executive Director to fill the vacancy, effective from January 31, 2010.

Mr. Guo Tairan joined our company as Assistant to Chief Executive Officer in 2008. He was promoted to be Chief Business Development Officer and Vice President in 2009 and was appointed as an Executive Director in January 2010. Prior to joining us, Mr. Guo worked with the corporate business development department of HTS, Haniel & Cie GmbH in Duisburg, Germany in 2005, and served as an SAP project manager for Dorma Automatic GmbH in Wuppertal, Germany from 2006 to 2007. Mr. Guo holds two Bachelors degrees, in German Literature and in Economics respectively, from Peking University in China, and a Masters degree of European Culture and Economy from Ruhr-University Bochum in Germany.

On January 29, 2010, the Board resolved to remove Mr. Qian Xu from the offices as Executive Director and Co-Chief Executive Officer pursuant to the authority provided by the Company’s articles of association. The Company has no disagreement with Mr. Qian Xu and confirms that the removal will not have any material effect on the business and operations of the Company.

About CTDC:
CTDC is a growing integrated clean energy group based in China to provide solar energy products and solutions. CTDC’s major shareholders include China Merchants Group (http://www.cmhk.com), a state-owned conglomerate in China, and Beijing Holdings Limited, the largest offshore subsidiary established by Beijing Municipal Government. For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement:
Certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Because these forward-looking statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2008 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. CTDC does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.